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                                                                    EXHIBIT 99.3


WCC LOGO

                                                                    NEWS RELEASE

One Park Place, 621 NW 53rd Street, Suite 700, Boca Raton, FL 33487

CR-03-11

                           WCC ANNOUNCES AGREEMENT TO
                          BUY OUT CONTROLLING INTEREST
                              HELD BY GROUP 4 FALCK


BOCA RATON, FLA. - MAY 1, 2003 -- WACKENHUT CORRECTIONS CORPORATION (NYSE: WHC) ("WCC") has entered into an agreement to repurchase all 12 million shares of WCC common stock held by Group 4 Falck A/S ("Group 4 Falck"), its 57% majority shareholder. WCC will pay Group 4 Falck a purchase price of $132.0 million in cash.

The transaction was negotiated by a special committee of WCC's board of directors and approved by the independent directors on the WCC board. The special committee retained independent legal and financial advisers to assist it in the evaluation of the transaction. The special committee received a fairness opinion from Legg Mason, its independent financial advisor, stating that the consideration being paid in connection with the transaction is fair from a financial point of view to the shareholders of WCC other than Group 4 Falck.

The completion of the transaction is subject to the satisfaction of normal closing conditions and the receipt of financing by WCC. WCC has obtained committed financing from BNP Paribas that will involve a restructuring of WCC's existing senior credit facility and the issuance of new debt, with a closing anticipated by the end of June 2003.

The announced transaction will result in approximately 9.4 million weighted average shares and would result in 2003 earnings per share of approximately $1.40, on a pro forma basis, compared to the current guidance of $1.04 to $1.06 per share based on 21.4 million weighted average shares. 2003 estimated earning per share results would be approximately $1.10 to $1.14 based on an assumed closing date of June 15, 2003. The pro forma and estimated results for 2003 include the expensing of approximately $2 million related to the refinancing that closed in December 2002 as well as additional pre-tax annual interest expense of approximately $12.0 million (pro forma) and $6.0 million (estimated), assuming that the newly proposed subordinated debt is completed at an interest rate of 9%. Based upon current business assumptions, 2004 earnings per share are currently estimated to range between $1.75 and $1.85.

George C. Zoley, chairman of the board and chief executive officer of WCC, stated: "We think that this transaction presents a unique opportunity to increase WCC's independence and create value for WCC's minority shareholders. We believe that the elimination of the uncertainty created by the Group 4 Falck 12 million share overhang and the anticipated accretion in WCC's per share earnings, even after taking into account increased debt service, will have a long-term beneficial impact on WCC's stock price. We also feel confident that the removal of a controlling shareholder will provide WCC with more flexibility to pursue new opportunities related to the continued expansion of its business both domestically and abroad."


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CONTACT: JOHN G. O'ROURKE (561) 999-7401                 www.wcc-corrections.com

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Lars Norby Johansen, president and chief executive officer of Group 4, commented: "Group 4 Falck is pleased to have moved forward with its announced intention to dispose of the WCC shares it acquired in the acquisition of The Wackenhut Corporation last year. This transaction furthers our resolve to concentrate our efforts on the development of our core security and safety business."

Upon closing of the transaction, the Agreement dated March 7, 2002 by and among WCC, Group 4 and The Wackenhut Corporation, WCC's former parent company ("TWC"), which governed certain aspects of the parties' relationship, will be terminated and the two Group 4 Falck representatives will resign from the WCC Board. Also to be terminated at closing is a March 7, 2002 agreement wherein Group 4 Falck agreed to reimburse WCC for up to 10% of the fair market value of WCC's UK joint venture interest in the event current litigation related to the sale of The Wackenhut Corporation to Group 4 Falck results in a Court order that WCC sell its interest in the joint venture to its partner, Serco.

In addition, assuming closing of the transaction, the Services Agreement (the "Services Agreement"), dated October 28, 2002, between WCC and TWC, will be terminated effective December 31, 2003, and no further payments for periods thereafter will be due from WCC to Group 4 under the Services Agreement. Pursuant to the Services Agreement, Group 4 was scheduled to provide WCC with information systems related services through December 31, 2004. WCC will handle those services internally beginning January 1, 2004, eliminating a service payment by WCC to TWC of $1.75 million in 2004.

In addition, the sublease between TWC, as sublessor, and WCC, as sublessee, will be terminated upon closing. The sublease, which covered WCC's former corporate headquarters, was set to expire in 2011 and had a rental cost to WCC of approximately $650,000 per year. WCC relocated its corporate headquarters to Boca Raton, Florida on April 14, 2003.

The description contained in this press release of WCC's proposed transaction with Group 4, and of the agreement relating thereto, is qualified in its entirety by reference to the terms of that certain Share Purchase Agreement, dated April 30, 2003, among WCC, Group 4, TWC and Tuhnekcaw, Inc.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS REGARDING FUTURE EVENTS THAT INVOLVE RISKS AND UNCERTAINTIES THAT COULD MATERIALLY AFFECT ACTUAL RESULTS, INCLUDING STATEMENTS REGARDING WCC'S PROPOSED TRANSACTION WITH GROUP 4. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO VARY FROM CURRENT EXPECTATIONS AND FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE INCLUDE, BUT ARE NOT LIMITED TO: (1) WCC'S ABILITY TO OBTAIN FINANCING FOR THE TRANSACTION WITH GROUP 4 ON SATISFACTORY TERMS; (2) RISKS ASSOCIATED WITH WCC'S ABILITY TO CONTROL OPERATING COSTS ASSOCIATED WITH CONTRACT START-UPS; (3) WCC'S ABILITY TO TIMELY OPEN FACILITIES AS PLANNED, PROFITABLY MANAGE SUCH FACILITIES AND SUCCESSFULLY INTEGRATE SUCH FACILITIES INTO WCC'S OPERATIONS WITHOUT SUBSTANTIAL COSTS; (4) WCC'S ABILITY TO WIN MANAGEMENT CONTRACTS FOR WHICH IT HAS SUBMITTED PROPOSALS AND TO RETAIN EXISTING MANAGEMENT CONTRACTS; (5) WCC'S ABILITY TO SUSTAIN COMPANY-WIDE OCCUPANCY RATES AT ITS FACILITIES; AND (6) OTHER FACTORS CONTAINED IN WCC'S SECURITIES AND EXCHANGE COMMISSION FILINGS, INCLUDING THE FORMS 10-K, 10-Q AND 8-K REPORTS.

                                      -END-

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CONTACT: JOHN G. O'ROURKE (561) 999-7401                 www.wcc-corrections.com